

03024192

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Goldas Kuyumculuk Sanayi Ithalat Ihracat

*CURRENT ADDRESS ______________________

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 5223 FISCAL YEAR 12-31-02

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 7/1/03

82-5223

AR/S
12-31-02

ANNUAL REPORT 2002

GOLDAS

Kuyumculuk Sanayi İthalat İhracat

COMPANY PROFILE The Turkish Jewellery Sector is ranked among the top five worldwide, while Goldaş established in 1993 in İstanbul, is a leading contestant in the sector. The company's 3,500-sqm covered plant possesses 12-ton precious metal processing and jewellery producing capacity. Occupying the 125th rank in the 2001 Top 500 Companies List of İstanbul Chamber of Commerce, Goldaş is the sole publicly-listed jewellery producer in the İstanbul Stock Exchange. As the only company possessing the ISO-9002 Quality Certificate in its sector, Goldaş has developed its "Computer Aided Manufacturing" system. "Computer Aided Design" is accelerating the jewellery design process and increasing the efficiency of the design team.

CONTENTS

Continuously upgrading its technology, Goldaş targets to earn the "European Quality Award." After attaining a reputable name in Turkey in only a few years, the Goldaş brand remains an indisputable part of the outstanding and contemporary concept of Goldaş Jewellery Retail Stores operating in Turkey and overseas. In line with its strategy of attaining worldwide recognition, Goldaş established representative offices in New York, US, in London, UK, in Moscow, Russia, in Dubai, UAE and in Dusseldorf, Germany. As a front-running exporter, Goldaş had reached 15 export destinations in its third year after establishment and today, it exports to 31 countries across five continents. In addition to the traditional sales channels of branch and retail networks, Goldaş serves its customers through its website www.goldas.com. As another innovation in its sector, the company's online sales site provides order and inventory control, while the CD-ROM catalogue is utilized in jewellery marketing.

MILESTONES TOWARDS SUCCESS

1993 ▷ Goldaş Jewellery was established in 1993 by the Yalınkaya Group. 1994 ▷ Internally-developed jewellery production software began to be utilized. ▷ The US representative was founded. 1996 ▷ The number of Goldaş export countries reached 15. 1997 ▷ Organizational quality studies were started, targeting an ISO 9002 Quality Certificate. 1998 ▷ Goldaş became the first jewellery producer to possess an ISO 9002 Quality Certificate in the Turkish Jewellery Sector. ▷ The UK representative was launched. ▷ The Atatürk Airport Free Trade Zone Branch of Goldaş was founded. 1999 ▷ Goldaş Jewellery was offered to the public and became the sole listed jewellery producer on the Istanbul Stock Exchange. 2000 ▷ The steps to Turkey's first jewellery retail chain were taken in Ankara, Istanbul and Izmir, with the prestige of the Goldaş name. Possessing a new concept, the numberof stores with the Goldaş logo reached seven in a short period of time. ▷ The first R&D laboratory in the Turkish Jewellery Sector was established by Goldaş for material and product development. ▷ Computed aided design software programs (Jewelcad) began to be utilized. 2001 ▷ Licensed agreements were signed for jewellery production using Walt Disney and Warner Bros characters and marketing rights. ▷ Goldaş's ADR program was undertaken and the ADRs were quoted to US OTC Market and Frankfurt Stock Exchange. ▷ Internally-developed Manufacturing Resource Planning Program took effect. 2002 ▷ A licensed agreement was signed for the rights of Lord of The Rings main object ring, in order to produce and sell the ring. ▷ Agreed on utilization of the colors and logos of leading sports clubs in Turkey, namely, Galatasaray, Beşiktaş and

Fenerbahçe, in jewellery design and production. ▷ The TÜBİTAK Marmara Research Center Branch of Goldaş was launched. ▷ Rapid Production Technology and 3D Computer Aided Design began to be used in Rapid Prototype Modeling. ▷ Goldaş was evaluated by a leading credit, insurance, rating institute "COFACE" and was given a @@@ grading. ▷ A letter of intent was signed with the German Investment and Development Bank DEG with respect to financial resource convertible to equity participation. ▷ Germany, UAE, Russia and Thailand Representatives were launched. ▷ The first overseas stores with the Goldaş brand name and reputation were opened in Dubai and Sharjah, UAE as well as in Dusseldorf Germany. ▷ Yalınkaya Holding, the main shareholder of Goldaş, reassigned its shares to the newly-established Goldart Holding. Afterwards, Goldaş took its place in a group of specialty on gold and precious metals, with its features of design and production as well as brand name. ▷ Goldaş participated with a mining company, B.T.C.Sarl, in Mali. ▷ Goldaş became the first and sole company in its sector, realizing gold consignment directly from foreign banks/finance corporations. ▷ The State University of California prepared a case study about Goldaş to be used by more than 200 universities in America and other countries. ▷ Goldaş joined the International Precious Metals Institute. ▷ Goldaş directly attained credit lines from International Eximbanks regarding investment goods and equipment for the first time in its sector. 2003 ▷ In addition to Goldaş's ADR program undertaken in 2001, the company completed its GDR program in the first days of 2003.

(US$ mn)	31-Dec-01	31-Dec-02	Change
Total Assets	56.4	79.9	42%
Total Turnover	181.5	178.0	-2%
Operating Profit	21.2	11.2	-47%
Net Profit	18.7	12.4	-33%


ROAA
120%
100%
80%
60%
40%
20%
0%
1998
1999
2000
2001
2002


USc
EARNINGS PER SHARE
0.035
0.030
0.025
0.020
0.015
0.010
0.005
0.000
0.007
0.013
0.017
0.030
0.020
1998
1999
2000
2001
2002


US$ mn
NET SALES
200
150
100
50
0
68
105
151
181
178
1998
1999
2000
2001
2002


US$ mn
NET PROFIT
20
15
10
5
0
5
8
11
19
12
1998
1999
2000
2001
2002



Hasan Yalınkaya
Chairman

During 2002, we continued to reap the successful results of the new and contemporary approach we introduced to the Turkish Jewellery Sector. The enrichment of our product portfolio through technology investments and projects on jewellery design, the differentiation of Goldaş brand with special designs, supported both our brand image development and customer satisfaction.

Dear shareholders and all Goldaş friends,

The year 2002 brought some difficulties and proceeds together to our country, while the world continued its alteration under economic and political turmoil in the first years of the new century. After a tough term in 2001 with 9.5% economic downturn, our economy is estimated to display approximately 7% growth in 2002, despite the continued fluctuations. The insistent steps of exporters and tourism entrepreneurs in 2001 did not slow down during 2002. The export revenues of 2002 exceeded US$35 bn and exhibited 12% increase over the previous year. The number of tourists who visited Turkey also displayed an eye-catching climb of 14% compared to last year.

Similar to previous terms, we were again rewarded during 2002 with the success of our introductions to the Turkish Jewellery Sector, through contemporary designs and modern production techniques, innovative gift concept as well as store notion. While providing new alternatives to Turkish consumers and hence, enriching our product range, we set our jewellery and gift perception onto an outstanding lane. The license agreements we signed with international companies regarding world-renowned characters, color and logo of sports clubs are important indications of our foremost design assessment. Besides this, our insistent work, in line with the developments in the tourism sector, created a strong base for our success. Parallel to our strategy of not being bound to only the Turkish market, and expanding to international markets, we soundly continued our overseas activities. In addition to exports to 31 different countries on all continents, we actively marketed our products through our representatives and stores in foreign countries. As was planned last year, we have launched our UAE, Germany, Russia and Thailand representatives. Therefore, Dubai, Moscow, Dusseldorf and Bangkok have been added to our previously-launched New York and London representatives. After much thought and research to establish a retail chain in foreign markets utilizing the Goldaş brand name and production support, the first steps were taken in Dubai and Sharjah, UAE and Dusseldorf, Germany. It is foreseen that new ones will soon be added to these three stores, which precisely introduce the Goldaş name and products overseas.

Dear shareholders, we are evolving by adding gold mining and production to our operational portfolio, in addition to our jewellery production and marketing tasks. Considering a more active role in the international gold production and trade arena, we decided to participate with Belgium Trading Company possessing gold mines in Mali Makano region. In order to revise our operations, we decided to locate our group companies involved in gold and precious metals business under a unique framework and hence, a transfer to Goldart Holding. This new structure integrating the components of gold mining, trade, jewellery production and marketing is envisaged to provide efficiency and effectiveness.

Dear shareholders, I would like to mention a few things about our share price performance in the İstanbul Stock Exchange. As was observed, economic and social tribulations, election atmosphere, the formation of a new government, and the reflection of tense relations in the Middle East, caused last year's dismal outlook to persist. In this climate, the ISE-100 index dropped 5% year to date and Goldaş shares failed to display a satisfactory yield similar to the entire market. We wish our stable operational performance to be observed in our share price regardless of the market conditions and hence, our shareholders not to be negatively affected.

Another subject related with our shareholding is the letter of intent sent by the German Investment Development Bank (DEG), proposing long-term financial resources. This attempt positively evaluated by our side, is currently in the due diligence process. Such an agreement means a prestigious and synergetic partnership with a well-known institution for our company, on top of the financial support.

We initiated our studies on depository receipt programs following our IPO in the İstanbul Stock Exchange. After the completion of our ADRs, quoted to US OTC and Frankfurt Stock Exchanges, we have recently finalized the GDR program, as 1 GDR equals 5,000 shares.

We thank our shareholders for their trust and contribution to Goldaş on behalf of the entire Goldaş family, wishing to gather again with successful results in the following terms.

Very truly yours



Hasan Yalınkaya
Chairman

2002 - INCESSANTLY NEW STEPS, NEW PROGRESSIONS

In today's challenging atmosphere of providing high quality products and services, using our customer-oriented contemporary service understanding, we have taken confident steps in 2002. We have structured our studies in the light of product and service quality projects, starting at the first stages of production and continuing through to the last step of customer delivery. Everyday, we continue to attract consumer attention with high quality products born by unique designs and advanced technology. Therefore, we proceed towards the aim of raising our brand image to the levels deserved, and increasing customer satisfaction as our unchangeable priority.

A contemporary approach to jewellery from design to merchandising...

The appreciation of and interest in the safe and comfortable atmosphere of Goldaş stores provided to Turkish consumers in addition to the outstanding presentation of products continued in 2002. While Goldaş Pazarlama foresees to expand this evolving seven-store chain from out of three major cities, market research studies are continuously undertaken to understand and answer differentiating consumer needs and expectations. While focusing on these consumer studies, we have not neglected to continue to educate our workforce, believing firmly in the vitality of quality in human resource and goal sharing.



Active and successful performance in foreign trade...

Through our active and innovative marketing strategy abroad, we have added new countries to our export destination portfolio and conveyed Goldaş products to consumers in 31 countries. We initiated studies in different regions of the world, following our favorable track record in the US and European countries. Accordingly, this year, we have added Dubai, Dusseldorf, Moscow and Bangkok representatives to our New York and London representatives, which possess essential roles in introducing the Goldaş brand to world jewellery markets. Subsequent representatives are targeted for locations in Spain, Italy, France, Hong Kong and South Africa.

Goldaş name is in the foremost international fairs ...

As every year, we took our seat also in 2002 at the international fairs attended by leading jewelers. VicenzaOro-1, JCK - Orlando, Birmingham, İstanbul, Basel, VicenzaOro-2, Las Vegas, Orogemma, Bangkok, Hong Kong, London and Moscow fair organizations were a part of our efforts in 2002 to introduce the Goldaş difference in quality and design to world jewellery markets.

2002: Goldaş brand and products are also in overseas stores...

As a component of our strategy for international expansion, we supported the first steps of the overseas store chain with our brand name and products. The initial chains of Goldaş stores were set up in Dubai and Sharjah in the UAE and in Dusseldorf, Germany. The next store targeted to be launched is in Moscow, Russia. As a result, Goldaş' difference and quality will continue a feature for the overseas retail store business as well.

Inimitable drawings with modern creative designs ...

In direction with our ultimate goal of seizing a world-renowned brand name, while improving our way through high-quality prestigious products, we have realized another important innovation by founding our Trend Analysis Department; which still does not exist in many jewelers. Not only does this department observe the current market trends, but they also research color and line in design and hence, foresee future trends and create yet to be constituted themes.

Continuously-enriched licensed products, addressing consumers from every age and every group...

Our licensed product family, born in the 2000 - 2001 season, continued to enrich in variety during 2002, by gaining new brands and characters. New ones were added to agreements signed with Disney, Warner Bros. and New Line Cinema. The all time, well-known favorites of children and teenagers like the Disney characters and Harry Potter, which have record book and film sales, and the Lord of the Rings, which became a legend, created further entertainment when molded into gold and silver characters. In 2002, Tunes joined these characters. For the time being, our Looney Tunes

collection constitutes the most-loved Tweety bird, Sylvester the cat, who restlessly runs after Tweety, the mischievous Tasmanian Devil, and sweet Daffy Duck. Also, in the last year, Turkey's three big sports clubs participated in our licensed products collection. Besides this collection highly attracted the interest of club supporters, in 2002, Goldaş started work on projects addressing famous European sports clubs. These projects will continue and accelerate in the new year. Another famous character which joined the Goldaş licensed products in 2002 is the legendary toy doll, Barbie who was created by Ruth Elliot in 1959 for her dear daughter Barbara. Today, two Barbie toys are being sold in the world every second.

We are proud of our R&D studies as successful and guiding projects in the sector...

The R&D projects collectively undertaken with the Turkish Technology Foundation and universities have started to yield, while new projects are being studied currently. Our R&D laboratory equipped with latest technology has accumulated important experience and know-how and is also able to produce its own technology. In 2002, we concluded our three-phases project which began two years ago. Hence, the "Three Dimensional Design Supported Rapid Prototyping and Modeling Technology" has brought significant advantages. Having critical importance in the jewellery sector, the rapid production of jewellery designs and delivery to customers within short intervals grant superiority in marketing of inimitable Goldaş designs as well as support our brand image.

Nature-friend technological superiority, strictly seeking environmental responsibilities...

High-technological, irreplaceable products are the key tools for sustaining our differentiation in jewellery design and production. However, while we enrich our collections with products, which are unique in terms of design and quality, and difficult to imitate as well, we are very careful about our environmental responsibilities. As an environmentally conscious production company, we define precautions to protect nature as the main part of our product creation process.



GOLDAŞ KUYUMCULUK SUMMARY FINANCIALS

	31-Dec-01	31-Dec-02
BALANCE SHEET (US$ mn)		
Current Assets	55.4	69.6
Long-Term Assets	0.9	10.3
TOTAL ASSETS	56.4	79.9
Short-Term Liabilities	21.4	25.8
Long-Term Liabilities	0.6	1.2
Shareholders' Equity	34.4	52.9
TOTAL LIABILITIES	56.4	79.9
INCOME STATEMENT (US$ mn)		
Net Sales	181.5	178.0
COGS	(156.6)	(162.3)
Gross Profit/(Loss)	24.9	15.7
Operating Expenses	(3.7)	(4.5)
Operating Profit/(Loss)	21.2	11.2
Income from Other Operations	28.8	16.3
Expenses for Other Operations	(10.8)	(6.4)
Financial Expenses	(16.3)	(7.4)
Profit/(Loss) Before Extraordinary Items & Tax	22.9	13.7
Extraordinary Revenues	0.5	0.0
Extraordinary Expenses	(0.0)	(0.0)
Profit/(Loss) Before Tax	23.4	13.7
Taxes Payable	-	-
Net Profit/(Loss)	23.4	13.7

MAIN INDICATORS

	1998	1999	2000	2001	2002
Profitability					
Gross Margin	9.4%	11.4%	11.1%	12.9%	8.6%
Operating Margin	7.8%	9.8%	8.5%	11.1%	6.1%
Net Margin	6.6%	7.5%	7.8%	11.6%	7.6%
ROAA	37.5%	33.6%	31.4%	47.4%	19.4%
ROAE	106.6%	68.3%	65.9%	84.8%	30.4%
Working Capital					
Net Working Capital (US$ mn)	13	22	38	51	63
Days Receivable	33	49	45	44	69
Inventory Days	29	31	46	49	66
Asset Quality					
Equity / Total Assets	35.1%	56.0%	44.4%	60.6%	65.7%
NWC / Total Assets	66.4%	91.6%	76.3%	91.4%	79.6%
Permanent Assets / Total Assets	3.8%	1.5%	1.8%	0.7%	12.0%
Liquidity					
Current Ratio	158.0%	240.9%	179.5%	258.5%	268.8%
Quick Ratio	90.0%	163.2%	83.3%	137.2%	143.0%
Debt Structure					
S/T Debt / Total Debt	34.3%	35.3%	33.9%	30.9%	24.7%
Leverage	183.6%	77.4%	104.0%	58.0%	46.6%


NET SALES
US$ mn
200
150
100
50
0
68
105
151
181
178
1998
1999
2000
2001
2002


DOMESTIC SALES
US$ mn
160
140
120
100
80
60
40
20
0
36
76
87
115
140
1998
1999
2000
2001
2002


EXPORTS
US$ mn
70
60
50
40
30
20
10
0
32
28
63
66
38
1998
1999
2000
2001
2002


NET PROFIT
US$ mn
20
15
10
5
0
5
8
11
19
12
1998
1999
2000
2001
2002


USc
ISE-100 INDEX
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
12-2001
02-2002
03-2002
05-2002
06-2002
08-2002
09-2002
10-2002
12-2002


GOLDAŞ RELATIVE TO ISE-100 INDEX
1.30
1.20
1.10
1.00
0.90
0.80
0.70
12-2001
02-2002
03-2002
05-2002
06-2002
08-2002
09-2002
10-2002
12-2002


Goldaş Shares Average Daily Volume (left axis)
US$ mn
US$ mn
10
8
6
4
2
-
80
70
60
50
40
30
20
10
0
12-2001
02-2002
03-2002
05-2002
06-2002
08-2002
09-2002
10-2002
12-2002


GOLDAŞ P/E
5.7
5.2
4.7
4.2
3.7
3.2
2.7
2.2
1.7
1.2
0.7
12-2001
02-2002
03-2002
05-2002
06-2002
08-2002
09-2002
10-2002
12-2002

ANNUAL ACTIVITY REPORT ANNUAL ACTIVITY REPORT ANNUA
TIVITY REPORT ANNUAL ACTIVITY REPORT ANNUAL ACTIVITY I
ANNUAL ACTIVITY REPORT ANNUAL ACTIVITY REPORT ANNUA
TIVITY REPORT ANNUAL ACTIVITY REPORT ANNUAL ACTIVITY I



I- Foreword

1. Period of the report

This report covers Goldaş's fiscal period that begins on January 1st, 2002 and ends on December 31st, 2002.

2. Name of the partnership

Goldaş Jewellery Industry Import Export Corporation
Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.

3. Committees acting for the reporting period

Title	Name - Surname	End of Acting Period	Work Experience (years)
President	Hasan Yalınkaya	01 March 2003	26
Deputy President	Mehmet Sedat Yalınkaya	01 March 2003	26
Member	Gülten Yalınkaya	01 March 2003	9
Member	Ferah Yalınkaya	01 March 2003	8
Member	Prof.Dr.Durali Yılmaz	01 March 2003	28
Member	Hüseyin Çelik	01 March 2003	12
Member	Cumhur Taşdelen	01 March 2003	15

Auditors

Enver Akarsu
Kemal Ulutepe

Auditors are acting until the General Assembly meeting on the 2002 financial statements.

4. Amendments to the Articles of Association within the reporting term

The registered capital of the company has been increased to TL250 trillion through the change in the 6th clause of the Articles of Association with certificate number OFD/673-8175 dated June 21, 2002 of the Capital Markets Board.

5. Changes to the company's capital during the reporting term

Period	2002	2001
Registered Capital	TL 250,000,000,000,000	TL 55,000,000,000,000
Paid-in Capital	TL 62,400,000,000,000	TL 20,800,000,000,000

The registered capital has been increased to TL250 trillion with the certificate number OFD/673-8175 dated June 21, 2002 of the Capital Markets Board.

6. Dividends distributed

No dividends have been distributed within the last three years.

7. Shareholders of the company and their participation ratios

Title of the Partner	Share Ratio (%)	Share Amount (TL mn)
Goldart Holding A.Ş.	49.09	30,638,399
Publicly-held	50.90	31,761,600
Other	0.01	1

8. Securities issued within the reporting term

There are no securities issued within the term of reporting.

9. Sector of the company and place of the company within the sector

In the year 2002, similar to many other sectors, the jewellery sector has also been affected by the economic and political uncertainty observed worldwide. The increase of gold price in the world markets has affected the jewellery sector and raised the cost of production as well as product prices. Nevertheless, despite to the boost in gold price, 2002 was completed with better-than-expected results, thanks to the positive developments in the Turkish Tourism Sector.

While the outstanding and inimitable designs of jewellery were added to Goldaş's collections, the activities also continued in line with the aim of reaching different consumer target groups. Our licensed product family expands with the newly-added characters and brand in 2002. New agreements singed on top of the previous licence contracts with Disney, Warner Bros. and New Line Cinema. The Looney Tunes collection that was began to be prepared includes Tweety bird, Sylvester cat, Tasmanian Devil and Daffy Duck. Additionally, we agreed with the three big sports club of Turkey, Fenerbahçe, Beşiktaş, Galatasaray for the rights of club logo and colours. Mattel (Barbie) and Paws (Garfield) are the other new characters joined our family.

The active marketing strategy was continued and new countries were added to our export destination portfolio, carrying Goldaş products to 31 countries. As it was every year, we participated with the international fair organizations attended by foremost jewellers also this year.

II - Activities

A. Investments

The "Three Dimensional Design Supported Prototyping and Modelling Technology" project collectively undertaken with the Turkish Technology Foundation was completed.

In addition, the project of integrating advanced technology into jewellery production was started to be undertaken also

with the support of US Eximbank US$ 1,044,072 credit, and hence, important steps were taken in the application of sensitive space technology to jewellery production.

An investment incentive certificate of TL 2,534,393,000,000 was taken with number 029956 on January 14th, 2002 upon our application to the Treasury Undersecretary in 2001.

Besides, we acquired 20% of a gold mining company B.T.C. (Belgium Trading Company-Mali-Sarl) in Mali Makano region through our Atatürk Airport Free Trade Zone Branch.

B- Developments concerning the production of goods and services

Producing jewellery from gold and precious metals in its plant in İstanbul, Goldaş continued its high capacity utilization during 2002 thanks to its modern facilities and R&D activities.

1-Developments in goods and services in the field of activity
Changes in the produced amounts during the term of reporting (Gram)

Type	2002	2001	Change (%)
8ct	46,488.43	31,806.66	46%
9ct	237,751.63	136,487.16	74%
10ct	120,196.85	214,574.64	43%
14ct	3,592,812.44	3,542,037.77	1%
18ct	3,956,162.04	3,648,699.47	1%
21ct	-	675.80	
22ct	3,083,182.84	3,217,245.13	4%

2- Developments in the sales of goods and services in the field of activity
Changes in the amounts of sales during the term of reporting (Gram)

Type	2002	2001	Change (%)
8ct	53,655.30	42,241.63	27%
9ct	291,895.89	137,449.95	112%
10ct	119,903.34	219,516.20	45%
14ct	3,675,252.64	3,638,119.92	1%
18ct	4,850,751.49	5,335,570.57	9%
21ct	39,286.00	187,477.80	79%
22ct	3,303,139.03	4,012,259.40	51%
24ct	6,073,008.51	6,071,906.55	1%
Silver	91,573.47		
Alloy	-	164,226.48	
Accessory (unit)	-	24,550.00	

3- Developments in output and productivity

Net sales increased by 15% in TL terms. The production volume has been sustained at 11-ton level. The modernization projects and recruitment of qualified personnel were influential in the stabilization of production.

In 2002, the net profit margin recorded as 7.6%.

C - Information on the financial status of the company

1- Basic ratios

The basic financial situation, profitability and leverage ratios calculated based upon financial tables and information approved by the independent auditors are as follows:

Ratio	2002	2001
Current Ratio	2.68	2.58
Total Debt / Total Assets	0.34	0.39
Equity / Total Assets	0.66	0.60
Operating Margin	0.06	0.11
Return on Equity	0.24	0.55

2- Planned measures for improving the financial status of the company

The company has applied to the Turkish Capital Markets Board for a paid-in capital increase from TL 62.4 trillion to TL 80 trillion.

III- Administrative Works

1- Top-level executives

Title	Name - Surname	Work Experience (Years)
Managing Director	Mehmet Sedat Yalınkaya	26
Financial Coordinator	Hüseyin Çelik	12
Fund Management Coordinator	Cumhur Taşdelen	15
Budget & Finance Director	Muammer Erkan Şişman	33
Accounting Director	Sedat Ahmet Kınay	26
Production Director	Hüsnü Naci Bozkurt	18
Production Planning	Necla Turan	8
Quality Director	Yavuz Yağcı	13
Director of Int. Relations	Çetin Binatlı	15
Marketing Director	Erhan Tuncelli	12

2- Personnel breakdown

Out of 243 employees, 145 are employed as workers; 49 as officers; 19 as engineers and 30 are employed as managers.

3- Collective bargaining agreement applications

Collective bargaining agreement application does not exist in our company and personnel relations are conducted within the framework of the labor law.

4- Severance payments

Accrued severance payments of the employees is at TL404,3 bn level as of December 31st, 2002.

The amount registered for severance payments is TL171,1 bn as of 2002-end.

5- Benefits to employees

All the benefits stated on labor law and related legislation are provided.

IV - Activities within the period between the end of reporting term and the General Assembly

The company has applied to the Turkish Capital Markets Board for a paid-in capital increase from TL 62.4 trillion to TL 80 trillion.

V- Profit distribution proposal and results

Out of TL 20,327,560,825,275 year 2002 net profit of the company, we recommend and propose to the Board, to save the amount of TL 1,016,378,041,264 as the 1st division reserve fund and leave the amount of remaining TL 19,311,182,784,011 within the company as reserves.

AUDIT REPORTS AND FINANCIAL STATEMENTS AUDIT REPORT
S AND FINANCIAL STATEMENTS AUDIT REPORTS AND FINANCI
AUDIT REPORTS AND FINANCIAL STATEMENTS AUDIT REPORT
S AND FINANCIAL STATEMENTS AUDIT REPORTS AND FINANCI



AUDIT REPORT SUMMARY

TO THE GENERAL ASSEMBLY OF
GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.

-Partnership's	
-Title	: Goldaş Jewellery Industry Import Export Inc.
-Headquarter	: İstanbul
-Capital	: TL 250,000,000,000,000
-Field of activity	: Manufacturing, export, marketing of gold jewellery, silver, precious metals
-Name and assignment period of auditor or auditors and status of auditor or auditors, whether they are company shareholders-employees or not	: Kemal Ulutepe. Enver Akarsu. Their assignment period is one year and they are neither company shareholders, nor employees.
-Number of the Board of Directors meetings participated and number of Board of Auditors meetings	: Participated in 37 Board of Director meetings. Board of Auditors meetings have been made on February 21st 2002, April 26th 2002, June 20th 2002, August 23rd 2002, October 31st 2002 and December 27th 2002.
-Content, auditing dates and results of the analysis made on the financials statements, books and documents of the partnership	: General analysis has been made on February 20th 2002, April 25th 2002, June 19th 2002, August 22nd 2002, October 30th 2002 and December 26th 2002. As a result of our observation, we state that all records are appropriate.
-Number and result of the counts made on partnership's cash balance according to Turkish Commercial Law's article number 353, 1st paragraph, 3rd clause	: The company's cash balance has been investigated on February 21st 2002, April 26th 2002, June 20th 2002, August 23rd 2002, October 31st 2002 and December 27th 2002. As a result of our observation, we state that cash balance assets are appropriate with the accounting records.
-Date and result of the investigations made on partnership's cash balance according to Turkish Commercial Law, article number 353, 1st paragraph, 4th clause	: The company's cash balance has been investigated on January 31st 2002, February 21st 2002, March 29th 2002, April 26th 2002, May 31st 2002, June 28th 2002, July 30th 2002, August 22nd 2002, September 27th 2002, October 30th 2002, November 29th 2002 and December 27th 2002. As a result of our observation, we state that bonds are complete and appropriate with the book records.
-Transfer and operations complaints and malpractice made for them	: Under the scope of article 356 of Turkish Commercial Law, there has been no application found.

We have audited the accounts and transactions of **Goldaş Jewellery Industry Import Export Inc** (Goldaş Kuyumculuk Sanayi İthalat İhracat A.Ş.) for December 31st, 2002 period according to the Turkish Commercial Law, principal agreement of the partnership, other legislation and the generally accepted auditing standards.

In our opinion, the attached balance sheet that we appropriated to its content, which is reported on December 31st 2002, represents the company's financial situation at that time. The income statement for the term January 1st 2002-December 31st 2002 represents accurately the results of activities for the related period, while the dividend payment proposal of the Board of Directors is in parallel with the laws and principal agreement.

We present the approval of balance sheet and income statement and clearing the Board of Directors' responsibility to your votes.

Kemal ULUTEPE

Enver AKARSU

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.

JANUARY 1ST, 2002 -DECEMBER 31 ST, 2002 ACCOUNTING PERIOD

INDEPENDENT AUDIT REPORT

We have audited the balance sheet and income statement of Goldaş Jewellery as of December 31st, 2002. Our audit was conducted in accordance with the generally accepted auditing rules, principles and standards and therefore, it covers the control of accounting entries related with calculations and transactions and other auditing methods and techniques that we considered necessary.

The company has two branches, one in AHL Free Trade Zone and the other in the Free Trade Zone of the Scientific and Technical Research Council of Turkey's Marmara Research Center. Tables accompanying the report are prepared in "consolidated" way to include the revenues and expenses of the free trade zone branches.

The company's Independent Audit Report dated December 31st, 2002 is prepared by our auditors and asserts "positive" opinion.

In our opinion, consolidated financial statements referred to above present fairly, in all material respects, the financial position of Goldaş Jewellery as of December 31st, 2002, and the results of their operations, and in conformity with the generally accepted accounting principles announced by the Capital Markets Board which are applied consistently with the previous year's accounting period.

İstanbul, March 7, 2002

KAPİTAL YEMİNLİ MALİ MÜŞAVİRLİK A.Ş.
Correspondent Firm of RSM International

Celal PAMUKÇU
Authorized Partner Head Auditor

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
BALANCE SHEET AS OF 31 DECEMBER 2002
(Million TL)

		CURRENT PERIOD 31 December 2002			PREVIOUS PERIOD 31 December 2001		
ASSETS							
I-CURRENT ASSETS				113,716,481			79,804,911
A- Liquid Assets			402,566			340,557	
1-Cash		336,758			314,927		
2-Banks		65,808			25,630		
3-Other Liquid Assets		-			-		
B- Marketable Securities			-			-	
1-Securities							
2-Private Sector Bonds							
3-Public Sector Bonds							
4-Other Marketable Securities							
5-Provisions for Marketable Securities (-)							
C- Trade Receivables			60,115,122			42,004,169	
1-Customers	Note,11	60,115,122			42,004,169		
2-Notes Receivable		-			-		
3-Deposits and Guarantees Given		-			-		
4-Other Trade Receivables		-			-		
5-Rediscounts On Notes Rec. (-)		-			-		
6-Provision For Doubtful Rec. (-)		-			-		
D- Other Receivables			38,323			67,911	
1-Due from Shareholders		-			-		
2-Due from Participations		-			-		
3-Due from Affiliates		-			-		
4-Other Trade Receivables	Note,22	38,323			67,911		
5-Rediscounts on Notes Rec.(-)		-			-		
6-Provision For Doubtful Rec.(-)		-			-		
E-Inventories	Note,11		53,062,125			37,283,052	
1-Raw Materials and Supplies		4,548,130			3,477,622		
2-Semi Finished Goods		3,681,507			2,884,826		
3-Intermediary Goods		-			-		
4-Finished Goods		4,068,029			3,790,482		
5-Trade Goods		7,583,902			4,633,776		
6-Other Inventories		-					
7-Provision for Inventories (-)		-			-427,518		
8-Advances given for Purchases		33,180,557			22,923,864		
F-Other Current Assets	Note,22		98,345			109,222	
II-LONG TERM ASSETS				15,500,453			570,549
A-Long Term Trade Receivables			644			1,268	
1-Customers		-			-		
2-Notes Receivable		-			-		
3-Deposits and Guarantees Given		644			1,268		
4-Other Long Term Trade Receivables							
5-Receivables Rediscounts (-)							
6-Provisions for Doubtful Receivables (-)							
B-Other Long Term Trade Receivables		-	-			-	
1-Receivables from Shareholders							
2-Receivables from Participations							
3-Receivables from Affiliates							
4-Other Long Term Receivables							
5-Receviables Rediscounts (-)							
6-Provisions for Doubtful Receivables (-)							
C-Financial Long Term Assets			13,723,349			-	
1-Securities		-					
2-Provisions for Securities (-)		-					
3-Participations		13,723,349					
4-Capital Commitments to Participations (-)		-					
5-Provisions for Participations (-)		-					
6-Affiliates		-					
7-Capital Commitments to Affiliates (-)		-					
8-Provisions for Affiliates (-)		-					
9-Other Financial Assets		-					
D-Long Term Fixed Assets	Note,8,11		717,342			106,855	
1-Land		-			-		
2-Land Improvements		-			-		
3-Buildings		-			-		
4-Machinery and Equipment		833,198			117,619		
5-Motor Vehicles		24,152			25,385		
6-Furniture and Fixtures		174,800			148,004		
7-Other Tangible Fixed Assets		-			-		
8-Accumulated Depreciation (-)		-314,808			-184,153		
9-Investments in Process					-		
10-Advances given for Purchases		-			-		
E-Intangible Fixed Assets	Note,11		1,044,792			454,449	
1-Establishment and Foundation Exp.		4,862			7,830		
2-Rights		123,110			112,396		
3-Research&Development Expenses		803,759			282,362		
4-Other Intangible Fixed Assets		113,061			51,861		
5-Advances to Suppliers		-			-		
F-Other Long Term Assets	Note,22		14,326			7,977	
TOTAL ASSETS		129,216,934	129,216,934	129,216,934	80,375,460	80,375,460	80,375,460

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
BALANCE SHEET AS OF 31 DECEMBER 2002
(Million TL)

		CURRENT PERIOD 31 December 2002			PREVIOUS PERIOD 31 December 2001		
I-SHORT TERM LIABILITIES				42,311,553			30,867,534
A-Financial Liabilities			31,883,282			24,836,689	
1-Bank Loans		31,883,282			24,807,008		
2-Current Maturity Loans		-			-		
and Accrued Interest		-			-		
3-Other Financial Liabilities		-			29,681		
3-Interest on Bond Principles							
4-Bonds and Notes Issues							
5-Other Financial Liabilities							
B- Trade Payables			6,000,630			2,822,208	
1-Suppliers	Note,11	6,000,630			2,819,817		
2-Notes Payables		-			-		
3-Deposits and Guarantees Received		-			-		
4-Other Trade Payables		-			2,391		
5-Rediscounts on Notes Payable (-)		-			-		
C-Other Liabilities			80,546			48,999	
1-Due to Shareholders		-			-		
2-Due to Participations		-			-		
3-Due to Affiliates		-			-		
4-Accrued Expenses		-			-		
5-Taxes and Duties Payable		80,546			48,999		
6-Postponed Payables to		-			-		
Governmental Agencies		-			-		
7-Other Liabilities		-			-		
8-Rediscount on Notes Payable(-)		-			-		
D-Advances Taken			3,318,664			2,521,929	
E-Provisions Liabilities & Expenses			1,028,431			637,709	
1-Provision for taxes	Note,11	-			-		
2-Provisions for Other Debts&Liabilities	Note,22	1,028,431			637,709		
II-LONG TERM LIABILITIES				2,023,797			814,593
A-Financial Liabilities			1,640,789			602,743	
1-Bank Loans		1,282,175			-		
2-Bonds and Notes Issued		-			-		
3-Other Securities Issued		-			-		
4-Other Financial Liabilities	Note,22	358,614			602,743		
B-Trade Liabilities			-			-	
1-Suppliers							
2-Notes Payables							
3-Deposits and Guarantees Received							
4-Other Trade Payables							
5-Rediscounts on Notes Payable (-)							
C-Other Long Term Parables			-			-	
1-Due to Shareholders							
2-Due to Participations							
3-Due to Affiliates							
4-Postponed Payables to							
Governmental Agencies							
5-Other Liabilities							
6-Rediscount on Notes Payable(-)							
D-Order Advances Received			-			-	
E-Provisions for Debt & Expenses			383,008			211,850	
1-Provision for Severence Payment	Note,11	383,008			211,850		
2-Provision for Other Debt&Expenses		-			-		
III-SHAREHOLDERS' EQUITY				84,881,584			48,693,333
A-Paid-in Capital	Note,2,3,4,5		62,400,000			20,800,000	
B-Capital Commitments (-)		-	-			-	
C-Share Premium			228,260			178,055	
D-Revaluation Fund		-	2,445			2,445	
1-Revaluation of Fixed Assets	Note,29	2,445			2,445		
2-Revaluations of Participations		-			-		
3-Value Increase in Stock Exchange		-			-		
E-Reserves			1,923,318			837,341	
1-Legal Reserve		1,923,318			579,510		
2-Statutory Reserve		-			-		
3-Special Reserve		-			-		
4-General Reserve		-			257,831		
5-Cost Revision Reserve		-			-		
6-Income from Sale of Fin. Assets and		-			-		
Invest. to be Added to Share Capital		-					
F-Current Period Income			20,327,561			26,875,492	
G-Current Period Loss (-)			-			-	
H-Accumulated Losses (-)			-			-	
1- Loss (-)		-			-		
2- Loss (-)		-			-		
TOTAL LIABILITIES		129,216,934	129,216,934	129,216,934	80,375,460	80,375,460	80,375,460

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
INCOME STATEMENT FOR 01 JANUARY 2002 - 31 DECEMBER 2002 PERIOD
(Million TL)

		CURRENT PERIOD 01 January -31 December 2002		PREVIOUS PERIOD 01 January-31 December 2001	
A-GROSS SALES			267,857,358		231,676,846
1-Domestic Sales		213,244,444		145,087,342	
2-Exports Sales		53,953,779		85,902,758	
3-0ther Sales		659,135		686,746	
B-SALES DEDUCTIONS (-)			-		-374,476
1-Sales Returns (-)		-		-	
2-Sales Discounts (-)		-		-374,476	
3-0ther Deductions (-)		-		-	
C-NET SALES			267,857,358		231,302,370
D-COST OF SALES (-)			-244,705,581		-201,354,990
1-Cost of Goods Produced (-)					
2-Cost of Goods Sold (-)					
3-Cost of Services Sold (-)					
4-Cost of Other Sales (-)					
GROSS INCOME			23,151,777		29,947,380
E-OPERATING EXPENSES (-)			-6,832,543		-4,273,834
1-Research and Development Expenses (-)	Note Bl. 11	-267,411		-41,395	
2-Marketing Selling Expenses (-)	Note Bl. 11	-1,289,356		-728,186	
3-General Administration Expenses (-)	Note Bl. 11	-5,275,776		-3,504,253	
OPERATING PROFIT			16,319,234		25,673,546
F-OTHER OPERATIONAL INCOME			24,615,739		28,576,859
1-Dividends from Participations		-		-	
2-Dividends from Affiliates		-		-	
3-Interest and Other Dividend Income		5,382		15,245	
4-0ther Operating Income and Profit	Note Bl. 22	24,610,357		28,561,614	
G-OTHER OPERATIONAL EXPENSES (-)			-9,572,848		-11,712,389
1-Rediscount Interest Expenses (-)					
2-Commission Expenses (-)					
3-Provision Expenses (-)					
4-Other Ordinary Expenses and Losses (-)					
H-FINANCIAL EXPENSES (-)			-11,069,572		-16,221,036
1-Financial Expenses (Short Term) (-)	Note,3	-11,069,572		-16,221,036	
2-Financial Expenses (Long Term) (-)		-		-	
ORDINARY PROFIT/LOSS			20,292,553		26,316,980
I-EXTRAORDINARY INCOME			35,699		559,277
1-Non Operating Provisions		-		-	
2-Previous Period Income		-		-	
3-0ther Extraordinary Income	Note Bl. 22	35,699		559,277	
J-EXTRAORDINARY EXPENSE			-691		-765
1-Non Operating Expense (-)		-		-	
2-Previous Period Expense (-)	Noet,13	-691		-167	
3-0ther Extraordinary Expense (-)	Note Bl. 22	-		-598	
INCOME BEFORE TAXATION			20,327,561		26,875,492
K-TAXATION CHARGE			-		-
I-Taxes Payable (-)		-			
NET INCOME FOR THE PERIOD			20,327,561		26,875,492

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
STATEMENT OF FUND FLOW AS OF 31 DECEMBER 2002
(Million TL)

	PREVIOUS PERIOD 31 December 2002		CURRENT PERIOD 31 December 2001	
A-SOURCES OF FUNDS				
1-Funds from operating activities		21,472,432		27,535,498
a) Ordinary profit	20,292,553		26,316,980	
b) Depreciation (+)	564,098		227,722	
c) Other expenses that do not require fund outflow (+)	615,781		990,796	
d) Revenues that do not generate fund inflow (-)				
2-Funds from extraordinary activities		35,008		558,512
a)Extraordinary profit	35,008		558,512	
b) Other expenses that do not require fund outflow (+)	-		-	
c) Revenues that do not generate fund inflow (-)	-		-	
3-Decrease in current assets		80,643		293,541
4-Decrease in fixed assets		1,857		17,078
5-Increase in short term external liabilities		11,085,369		13,605,518
6-Increase in long term external liabilities		1,282,175		416,279
7-Capital increase (Cash Basis)		15,739,550		7,000,000
8-Premiums of securities issued		50,205		100,000
TOTAL FUND SOURCES		49,747,239		49,526,426
B-UTILIZATION OF FUNDS				
1-Utilization of funds for operating activities		-		-
a) Ordinary loss	-		-	
b) Depreciation (+)	-		-	
c) Other expenses that do not require fund outflow (+)	-		-	
d) Revenues that do not generate fund inflow (-)	-		-	
2-Utilization of funds for extraordinary activities		-		-
a) Extraordinary loss	-		-	
b) Other expenses that do not require fund outflow (+)	-		-	
c) Revenues that do not generate fund inflow (-)	-		-	
3-Tax and Similar Payments	-		-	
4-Dividend Payments		-		-
a) Paid from Previous Period's Profit	-		-	
b) Paid from The Reserves	-		-	
5-Increase in Current Assets		33,911,857		48,007,937
6-Increase in Fixed Assets (Except Revaluation)		15,559,181		208,139
7-Decrease in Short Term Liabilities		32,072		1,310,350
8-Decrease in Long Term Liabilities		244,129		-
9-Decrease in Capital		-		-
TOTAL FUND UTILIZATION		49,747,239		49,526,426

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
STATEMENT OF COST OF GOODS SOLD AS OF 31 DECEMBER 2002
(Million TL)

	CURRENT PERIOD 31 December 2002		PREVIOUS PERIOD 31 December 2001	
PRODUCTION COST		125,361,302		91,848,105
A-Direct Raw Materials and Supplies	117,452,685		92,482,937	
B-Direct Labor Expenses (+)	826,071		702,841	
C- Manufacturing Overhead Expenses	516,213		373,119	
D- Work in Process	6,566,333		-1,710,792	
1-Inventory at the period beginning (+)	2,884,826		1,174,034	
2-Inventory at the period end (-)	3,681,507		-2,884,826	
MANUFACTURING COST		125,361,302		91,848,105
E- Change in Finished Goods Sold		7,858,512		-2,408,828
1-Inventory at the period beginning (+)	3,790,483		1,381,655	
2-Inventory at the period end (-)	4,068,029		-3,790,483	
I-COST OF MANUFACTURED GOODS SOLD		133,219,814		89,439,277
TRADE ACTIVITY				
A-Trade Goods Inventory at the period beginning (+)	4,633,776		1,291,771	
B-Purchases within the period (+)	114,435,893		115,257,718	
C-Trade Goods at the period end (-)	-7,583,902		-4,633,776	
D- Internally consumed (-)				
II-COST OF TRADE GOODS SOLD		111,485,767		111,915,713
III-COST OF SERVICES SOLD		-		-
COST OF SALES (I+II+III)		244,705,581		201,354,990

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
STATEMENT OF PROFIT DISTRIBUTION AS OF 31 DECEMBER 2002
(Million TL)

	CURRENT PERIOD 31 December 2002	PREVIOUS PERIOD 31 December 2001
A-DISTRIBUTION OF PROFIT FOR THE PERIOD		
1-Profit for the period	20,327,561	26,875,492
2-Previous year losses (-)		
3- Taxes payable (-)		
a-Corporate tax		
b- Income tax deductions		
c- Other tax and similar payments		
4-First order legal reserves (-)	1,016,378	1,343,775
NET PROFIT FOR THE PERIOD AVAILABLE FOR DISTRIBUTION	19,311,183	25,531,717
5-First dividend payment to the shareholders (-)		
a-To the owners of ordinary shares		
b- To the owners of privileged shares		
6-Dividend payment to officers and workers		
7-Dividend payment to the Board of Directors		
8-Second dividend payment to the shareholders		
a-To the owners of ordinary shares		
b- To the owners of privileged shares		
9-Second order legal reserves		
10-Statutory reserves		
11-Special reserves		
EXTRAORDINARY RESERVES		
B-DISTRIBUTION OF RESERVES		
1-Payments to shareholders		
a- To the owners of ordinary shares		
b- To the owners of privileged shares		
2-Dividend payment to officers and workers		
3-Dividend payment to the Board of Directors		
C-PROFIT PER SHARE (TL 1%)		
1-To the owners of ordinary shares (TL 1 %)		
2- To the owners of privileged shares (TL 1 %)		
D-DIVIDEND PAYMENT PER SHARE		
1-To the owners of ordinary shares (TL 1 %)		
2- To the owners of privileged shares (TL 1%)		

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
STATEMENT OF CASH FLOW AS OF 31 DECEMBER 2002
(Million TL)

	CURRENT PERIOD 31 December 2002		PREVIOUS PERIOD 31 December 2001	
A-CASH AND EQUIVALENTS BEGINNING OF PERIOD		340,557		362,767
B-CASH FLOWS WITHIN THE REPORTING PERIOD		309,660,391		254,398,555
1-Proceeds from sales activities		267,857,358		204,033,392
a) Net Sales	267,857,358		231,302,370	
b) Decrease in trade receivables account	-		-	
c) Increase in trade receivables account (-)	-		-27,268,978	
2-Ordinary cash flow from other activities and profits		24,615,739		28,576,859
3-Proceeds flow from extraordinary revenues and profits		35,699		559,277
4-Increase in short term borrowings (not purchase related)		-		13,605,518
a) From securities issued	-		-	
b) Loans taken	-		13,603,127	
c) Other increases	-		2,391	
5-Increase in long term borrowings (not purchase related)		1,282,175		416,279
a) From securities issued	-		-	
b) Loans taken	1,282,175		-	
c) Other increases	-		416,279	
6-Proceeds from capital increase		15,739,550		7,000,000
7-Proceeds from the premium of securities issued		50,205		100,000
8-Other Cash Received		79,665		107,230
C-CASH OUTFLOW WITHIN THE REPORTING PERIOD		271,003,056		254,420,765
1-Cash outflow arising from costs		244,705,581		222,922,269
a) Cost of sales	244,705,581		201,354,990	
b) Increase in inventory	-		20,503,047	
c)Decrease in trade payable accounts (arising from purchases)	-		1,067,859	
d) Increase in trade payable accounts (-) (arising from purchases)	-		-2,391	
e) Depreciation, amortization of intangibles and depletion (-)			-	
f) Decrease in inventory (-)	-		-1,236	
2-Cash outflow for operating expenses		5,652,664		3,942,967
a) Research and development expenses	267,411		41,395	
b) Marketing selling and distribution expenses	1,289,356		728,186	
c) General administrative expenses	5,275,776		3,504,253	
d) Depreciation, amortization of intangibles and depletion (-)	-1,179,879		-330,867	
3-Cash outflows from other operating expenses and losses		9,572,848		10,830,399
a) Other operating expenses and losses	9,572,848		11,712,389	
b)Depreciation, amortization of intangibles and depletion (-)	-		-881,990	
4-Cash outflow for financial expenses		11,069,572		16,221,036
5-Cash outflow for extraordinary expenses and losses				765
a)Extraordinary expenses and losses	-		765	
b)Depreciation, amortization of intangibles and depletion (-)	-		-	
6-Cash outflow for fixed asset investments		-		208,139
7-Short term loans principal payments (not purchase related)		2,391		242,491
a) Principal payments for securities	-		-	
b) Principal payments for loans taken	-		-	
c) Other payments	2,391		242,491	
8-Long term loans principle payments (not purchase related)		-		
a) Principal payments for securities	-		-	
b) Principal payments for loans taken	-		-	
c) Other payments	-			
9- Tax and similar payments		-		-
10-Dividend payments		-		-
11-Other cash outflows		-		52,699
D-CASH AND CASH EQUIVALENTS END OF PERIOD (A+B-C)		38,997,892		340,557
E-CASH INCREASE OR DECREASE (B-C)		38,657,335		-22,210

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.

Notes to Balance Sheet

(unless otherwise stated, in TL mn)

1- Enterprise's field of activity: It is the production and domestic and international sales of jewellery made of gold and silver.

2- Name, share ratio and share amount of partners having 10% and more of the capital:

	Dec. 31, 2002		Dec. 31, 2001	
Name	Share Ratio	Share Amout	Share Ratio	Share Amount
Yalınkaya Holding A.Ş.	-	-	61.37%	12,765,999
Goldart Holding A.Ş.	49.09%	30,638,398		
Publicly-held	50.90%	31,761,600	38.63%	8,034,000

3- Privileges given to the shares representing the capital (separate as regards of class of shares and type of privileges):

Type	Class	Unit	Privileges
Nominal	A	6,796,608,000	Electing the members of Board of Directors & auditors
Nominal	B	679,660,800	Electing the members of Board of Directors & auditors

4- The amount of registered capital: The registered capital has been increased to TL 250 trillion with certificate number OFD/673-8175 dated June 21, 2002 of the Capital Markets Board. (Dec. 31, 2001: TL 55 *trillion*).

5- Capital increases made and its sources within period of reporting:

Dec. 31, 2002

Date	Amount	Cash	Reserves	Premium of issue of shares
May9, 2002	5,200,000	5,200,000	-	-
Dec.25, 2002	36,400,000	-	25,860,450	10,539,550

Dec. 31, 2001

Date	Amount	Cash	Reserves	Premium of issue of shares
Oct.6, 2001	1,000,000	1,000,000		
Nov.3, 2001	12,800,000	-	6,800,000	6,000,000

6- Securities other than the securities issued within the year: Does not exist.
(Dec. 31, 2001: Does not exist)

7- Securities representing the borrowing redeemed within the year: Does not exist.
(Dec. 31, 2001: Does not exist)

8- Fixed asset movements within the current period:

	Dec.31,2002	Dec.31,2001
a) Cost of purchased, manufactured or constructed tangible fixed assets:	742,373	63,382
b) Cost of purchased or worn-out tangible fixed assets:	1,233	2,218

c) Increase in revaluation during the current period: Does not exist.
(Dec. 31, 2001: Does not exist)
d) Of the ongoing investments:

Dec. 31, 2002:

Subject	: Closing stages investment
Total Amount	: TL 2,534,393
Starting Date	: October 31, 2001
Completion Date	: December 31, 2003
Completion Rate	: Investment has not started yet

December 31, 2001: Does not exist.

9- Total amount of investment discount that will be used in current and coming periods: TL 2,534,393
(Dec. 31, 2001: Does not exist)

10- Debt-credit relationship of the enterprise with the shareholders, subsidiaries and the affiliated companies: Does not exist. (Dec. 31, 2001: Does not exist)

***11- Changes made in valuation, inventory, depreciation* writing methods applied on inventories and other balance sheet items, changes made on these and other accounting policies, monetary effects of these changes and possible developments and reasons that will change the assumptions regarding the continuity and periodicity assumptions of the enterprise:**

a) Principle of preparation: As of December 31, 2002, the accounting records and required books have been prepared according to the commercial and financial legislations in force, 2002 accounts are embodied in Sworn- in Financial Consultant full consent and they are recorded according to unified accounting system.

b) Foreign currency assets: Foreign currency assets and exchange differences in income statements are valued in accordance with the legislations, using the currency and banknote purchase values announced by the Ministry of Finance.

c) Valuation of credits and debts: Credits and debts are recorded in the balance sheet at their historical costs. Credits and debts in foreign currency terms are valued according to the currency purchase rate and selling rate respectively, announced by the Ministry of Finance.

d) Inventory: Inventory has been valued with FIFO method by using actual cost system. The company manufacturing and selling jewellery made of gold and silver, valued its period end inventory according to Corporate Tax Law and Capital Markets Board legislations. According to the Capital Markets Board XII I notification, Article 22, gold and other precious metals traded on stock exchanges and other organized markets are valued according to average of weighted average prices that occurred in the last 5 days before the day of balance sheet. Gold and other precious metals received within the 5 days before the day of balance sheet are valued with the lower one of the purchasing costs and weighted average price occurred in the day of balance sheet in the stock exchange or in the market. Under normal trading practices, gold and other precious metals whose market values are determined according to the gold or other precious metals they contain are also valued according to the method stated in this article. Surpluses based on valuations made according to the decrease of Capital Markets Board notification have been accounted under non-operative revenues and profits account.

e) Advances given: The same methodology with inventory valuation has been applied.

f) Tangible fixed assets: Machinery plant and equipment, vehicles, fixtures and fittings items in tangible fixed assets were amortized in a normal way and there have been no changes in their depreciation methods. In 1999, 2000 and 2001, revaluations have not been made and amortization was made through recorded entries and accounted under general administrative expenses item.

g) Intangible assets in the balance sheet:

aa) Research and development expenses regarding the manufacturing of new products, production method and system development projects are not written as direct expenses but stated as "Research and Development Expenses". In 5-year time, these expenses will be reflected in the relevant period expenses through their redemption in equal installments.

bb) Brand expenses are recorded under "rights" item. In 5-year time, these expenses will be reflected in the relevant period expenses through their redemption in equal installments.

cc) Foundation and organization expenses will be reflected in the relevant period expenses through their redemption in equal installments.

dd) The establishment expenses are registered to the related expense accounts with equal installments within 5 years.

h) Taxes Payable for the Current Term: According to the new tax legislation with number 4369 published in the Official Gazette on July 29, 1998, the corporate tax including the fund percentage has been applied as 33% since Jan. 1, 1999.

In this amendment, calculation of withholding tax is linked to dividend distribution. Accordingly, if the company does not distribute dividend, there is not withholding tax besides to the 33% corporate tax. If the company distributes dividend, there is withholding tax, 5.5% for publicly-held companies and 16.5% for privately-owned companies, including the fund percentage.

The inclusion of net income to paid-in capital is not considered as dividend distribution and does not result withholding tax.

Different from the above application, in case of income exempted from the corporate tax (except participation income exemption), 16.5% withholding tax including fund percentage is calculated regardless of dividend distribution. (19.8% in the year 2000 on tax incentive)

According to the current legislation, the company calculates 25% temporary tax for 1Q, 1H, 3Q, year-end and pays after 45 days subsequent to the related term-end. The payments are recorded in corporate tax account of the company and subtracted from taxes payable at the year-end.

Consistent with the Corporate Tax Law, the losses declared can be subtracted from the term's corporate tax for not more than 5 years.

In line with the current tax legislation, tax experts can investigate the company's declarations and related accounts in five years and can ask for corrections on tax calculations if necessary. The company's yearly corporate tax declaration is approved by a certified accounted.

In connection with the Corporate Tax General Communiquè with serial number 50, the income from the free trade zone operations are exempt from corporate tax and withholding tax, conditional upon that the income should be brought to Turkey as foreign currency through informing the related official institution.

i) Benefit severance: Debt burden for the personnel, who get the right for benefit severance payments according to the labor law, are calculated and added to the general administrative expenses item.

j) Revenues and expenses: Revenues and expenses are being accounted on the accrual basis.

k) Allocation of financial expenses: Part of financial expenses is recorded directly as expenses and some are reflected in raw material, production, merchandise and fixed asset costs and administrative expenses.

aa) The calculation method for financial expenses that are reflected into costs: Cost analysis has been made on a monthly basis by the company. Assumption is made that raw material purchases for related month have been provided by foreign exchange credit and the interest rate for the relevant amount is reflected to the costs. Based on the same principal, part of financial expenses are distributed to fixed assets and to production costs.

bb) The calculation method of the financial expenses that are reflected into administrative expenses: It is assumed by the company that 40% of general administrative expenses are financed by the loans. Financial expenses for that amount are reflected into related expense cost at the end of the month.

Numeric distribution of financial expenses has been explained in the 3rd note to the statement of income.

12- Information on the issues that arose after the closing of balance sheet and require explanation: Does not exist.

13- Conditional losses and profits on the basis of all kinds of conditions (the content of legal problems that will put the company into debt and may effect the end of term result): Does not exist.
(Dec. 31, 2001: Does not exist.)

14- Information on accounting estimations that have a high impact on gross profit of the company and their financial effects: Does not exist. (Dec. 31, 2001: Does not exist.)

15- Total amount of mortgages and guarantees on assets: Does not exist. (Dec. 31, 2001: Does not exist)

16- Total insurance value of assets: TL 25,318,738 (Dec. 31, 2001: TL 16,352,349)

17- Sum of mortgages and guarantees taken for credits: Does not exist. (Dec. 31, 2001: Does not exist.)

18- Sum of obligations that are not in liabilities account: The sum of certificate of warranties and letter of guarantees given to the banks for the credits used by the company are as follows:

	Dec. 31, 2002	Dec. 31, 2001
Certificate of warranty	28,686,991	19,702,033
Letter of guarantees	1,499,777	601,310
Total	30,186,768	20,303,343

19- Amount of blocked deposits in banks: Does not exist.
(Dec. 31, 2001: Does not exist.)

20- Information on the stock exchange market values of financial fixed assets and securities recorded on the balance sheet according to their historical costs and on the historical costs of financial fixed assets and securities that are recorded on the balance sheet according to their stock exchange market values: Does not exist.
(Dec. 31, 2001: Does not exist.)

21- Securities and amount of issued securities, issued within the securities group by company partners, its subsidiaries and affiliates and the name of the issuer: Does not exist.
(Dec. 31, 2001: Does not exist.)

22- The name and item amounts within the "other" item of the financial statements exceeding 20% of the total group amount 5% percent of total assets of the balance sheet:

BALANCE SHEET

	Dec. 31, 2002	Dec. 31, 2001
D.4) Other short term receivables	38,323	67,911
-Export VAT that needs to be collected	38,323	67,911
F) Other current assets	98,345	109,222
-Advances	52,955	95,136
-Advances to the personnel (travel)	43,265	1,136
-Expenses for coming months	-	11,116
-Tax and Fund to be paid in advance	2,125	1,834
F)Other fixed assets	14,326	7,977
-Insurance expenses for future periods	14,326	7,977
E.2) Allowances for other Debt&Exp.	1,028,431	637,709
-Interest Accruals	1,011,350	637,709
-Audit fee and expense accruals	9,375	-
-Expense provisions for December	7,706	-
A.4) Other Financial Loans	358,614	602,743
- Loans for Research Project Fund (TTGV)	358,614	602,743

23- Separately stated totals of receivables from the personnel and payables to the personnel that are within the "Other receivables" and "Other short- and long-term payables" items and exceed 1% of total balance sheet assets: Does not exist. (Dec. 31, 2001: Does not exist)

24- Totals of allowances for the doubtful receivables from partners, affiliates and subsidiaries and their debtors: Does not exist. (Dec. 31, 2001: Does not exist)

25- Allowances for doubtful receivables for the receivables that are due and undue (stated separately): Does not exist. (Dec. 31, 2001: Does not exist)

26- The inventory of subsidiaries and affiliates having managerial and indirect capital relationship with the company and the name, share amount and share ratio of the affiliates within the affiliated companies' account, the shareholders' profit and loss for the reporting period stated in the last financial statements, net profit and loss for the reporting period, whether it is prepared according to the standards of our Board, whether it is investigated by independent auditors, and how the auditor's report is issued in positive, negative and conditional respects.

INCOME STATEMENT

		Dec.31, 2002		Dec.31, 2001
F.4) Income and profit from other operations		24,610,357		28,561,614
-Exchange Profit	7,279,156		23,330,707	
-Gold valuation revenue	17,331,201		5,228,340	
-Other	-		2,567	
G) Expenses and losses from other operations		9,572,848		11,712,389
-Exchange losses	8,130,072		10,756,962	
-Allowances for decrease in inventory values	1,442,772		931,521	
-Other	4		23,906	
I-3) Other Extraordinary income and profit		35,699		559,277
-Maturity Date Difference	-		288,042	
-Brand Fee	-		87,500	
-Participation Share to Common Expenses	-		8,500	
-Compensation for damages	229			
-Foreign Exchange Difference	-		124,110	
-R&D Incentive			38,205	
-Exposition&Exhibitions Participation Share	28,956		2,177	
-Other	815		10,743	
-Profit on Vehicle Sales	5,699			
J-3) Other Extraordinary Expenses and Losses				598
Record for REPO Adjustment	-		586	
Other	-		12	

The company has two branches, one in AHL Free Trade Zone and the other in the Free Trade Zone of the Scientific and Technical Research Council of Turkey's Marmara Research Center (TÜBİTAK). The financial figures of branches are consolidated in the main company's financials and are audited accordingly. The information about branches is as follows:

Dec. 31, 2002:

Branch	Par. Stake%	Par. Amount	2002 Profit
AHL Free Trade Zone Branch(*)	100	8,000,000	13,994,496
TÜBİTAK Free Trade Zone Branch	100	450,000	(16,026)

(*) The AHL Free Trade Zone participated to Belgium Trading Company (BTC) by 20% on December 31, 2002.

Dec. 31, 2001:

Branch	Par. Stake%	Par. Amount	2002 Profit
AHL Free Trade Zone Branch	100	4,000,000	23,609,440
TÜBİTAK Free Trade Zone Branch (*)	100	450,000	-691(*)

(*) The Scientific and Technical Research Council of Turkey's Marmara Research Center Free Trade Zone Branch had been published on the Commercial Registration Gazette dated December 12, 2001 with number 5444. Since the branch had not paid-in capital as of 2001-end, the branch has not been included in the records of the company.

27- Amounts of free shares received from the capital increases made through internal sources in the affiliates and subsidiary companies: Does not exist. (Dec. 31, 2001: Does not exist)

28- Real rights and their amounts on the real assets: Does not exist. (Dec. 31, 2001: Does not exist)

29- Revaluation made in the last three years on long-term assets: The company has not revalued its assets. (Dec. 31, 2001: The company had not revalued its assets.)

30- Receivables and payables that are in foreign currency terms and have no exchange rate guarantee and amount of foreign currencies in assets, separately stated and their conversion rates to Turkish Lira (in exact TL figures)

Dec. 31, 2002:

CURRENCY	EXCHANGE RATE	AMOUNT	TL AMOUNT
CASH			
USD	1,633,357	86,711.00	141,630,018,827
BANKS			
USD	1,634,501	32,736.49	53,507,825,641
EURO	1,703,477	78.53	133,774,049
RECEIVABLES			
USD	1,634,501	14,012,099.56	22,902,790,742,920
WORK ADVANCES			
USD	1,634,501	16,363.69	26,746,467,669
EURO	1,703,477	6,398.19	10,899,169,507
ADVANCES GIVEN			
USD	1,634,501	9,301.50	15,203,311,052
PERSONNEL ADVANCES			
EURO	1,703,477	809.62	1,379,169,049
STG	2,618,888	2,959.17	7,749,734,803
TRADE PAYABLES			
USD	1,642,384	3,108,291.04	5,105,007,471,440
EURO	1,711,693	22,096.00	37,821,568,528
STG	2,632,577	88,684.12	233,467,774,577
BANK LOANS			
USD	1,642,384	14,682,567.60	24,114,414,105,158
EURO	1,711,693	2,053,689.00	3,515,285,085,477
ADVANCES RECEIVED			
USD	1,642,384	2,020,638.42	3,318,664,210,793
OTHER PAYABLES			
USD	1,642,384	218,350.00	358,614,546,400

Dec. 31, 2001:

CURRENCY	EXCHANGE RATE	AMOUNT	TL AMOUNT
CASH			
USD	1,438,559	152.428	219,276,671,252
BANKS			
USD	1,439,567	712.20	1,025,259,617
EURO	1,268,115	21.11	26,769,908
RECEIVABLES			
USD	1,439,567	16,810,798.35	24,200,270,548,315
ADVANCES GIVEN			
USD	1,439,567	8,776,576.01	12,634,469,196,988
STG	2,081,497	5,994.20	12,476,909,317
EURO	1,268,115	10,974.60	13,917,054,879
DEPOSITS GIVEN			
USD	1,439,567	690	993,301,230
TRADE PAYABLES			
USD	1,446,510	1,724,522.96	2,494,539,706,870
SFR	859,994	150	128,999,100
EURO	1,274,231	4,384.10	5,586,356,127
STG	2,092,377	91,826.21	192,135,049,801
BANK LOANS			
USD	1,446,510	16,664,703	24,105,659,536,530
ADVANCES RECEIVED			
USD	1,446,510	1,743,457.42	2,521,928,592,604

31- Amount of obligations such as guarantees, commitments and warranties, advances, and turnover given for the partners, affiliates, and subsidiaries: Does not exist. (Dec. 31, 2001: Does not exist.)

32- Average number of employees according to their categories working within the year:

	Dec.31, 2002	Dec.31, 2001
Officer	49	47
Worker	145	131
Manager	30	26
Engineer	19	13
Total	243	217

33- Other issues that need explanation because of their significant impact on the financial statements or for the purpose of financial statements being interpreted, understood and clear:

The December 31, 2002 financial statements of the company have been consolidated with the information for the same period of its two branches.

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.

Notes to Income Statement

(unless otherwise stated, in TL mn)

1- Depreciation expenses' redemption and amortization shares for the period: Depreciation expenses for the period *is TL 564,098 (Dec. 31, 2001: TL 227,722)*

		Dec.31,2002		Dec.31,2001
a) Depreciation expenses:		TL 132,110		TL 49,210
aa) Normal depreciation expenses	TL 132,110		TL 49,210	
ab) Depreciation expenses arising from revaluation:		-		-
b) Redemp and amortization shares:		TL 431,988		TL 178,512

2- Discounts and allowance expenses for the period:

	Dec.31,2002	Dec.31,2001
-Equivalent of severance benefits:	171,158	103,145
-Equivalent of value decrease in inventory:	1,442,772	931,521

3- All the financial expenses for the period:

Dec.31,2002:		TL 12,410,109
a) Amount given to production cost:	TL 444,698	
b) Amount written as direct expense:	TL 11,069,572	
c) Amount given to the cost of trade goods:	TL 167,931	
d) Amount given to other merchandise cost:	TL 147,264	
e) Amount given to operating expenses:	TL 580,644	
Dec.31,2001:		TL 19,882,537
a) Amount given to production cost:	TL 345,123	
b) Amount written as direct expense:	TL 16,221,036	
c) Amount given to the cost of trade goods:	TL 393,031	
d) Amount given to other merchandise cost:	TL 2,155,533	
e) Amount given to operating expenses:	TL 767,814	

4- Financial expenses of the period related to shareholders, affiliates and subsidiaries: Does not exist. (Dec. 31, 2001: Does not exist)

5- Sales and purchases to and from the shareholders, affiliates and subsidiaries:

	Dec.31,2002		Dec.31,2001	
	Sales	Purchase	Sales	Purchase
Yalınkaya Holding A.Ş. (*)	99,406	50,834	59,317	19,404
(*) Please refer to Balance Sheet Notes number 2				

6- Interest, rent and other similar payments received or paid to shareholders, subsidiaries and affiliates: On December 31, 2002, an amount of TL 3,000 has been paid to shareholders as office rent. There is no interest and other similar payments received or paid to the affiliates and subsidiaries. (Dec. 31, 2001: TL 1,800)

7- Total amount of salaries and other benefits provided in the current year to the executive managers as chairman of the board, general manager, general coordinator and deputy general manager: TL 368,023 (Dec. 31, 2001: TL 257,213)

8- Depreciation methods and the increasing (+) or decreasing (-) effects of the changes made on these methods on the depreciation expenses of the period: Straight-line depreciation method has been applied and there has been no changes regarding allowances for depreciation.

9- Inventory cost calculation systems (like phase or order cost) and methods (like weighted average cost, First-in, first out (FIFO), moving average cost): Inventory cost has been calculated using actual cost system with FIFO method.

10- Reasons for not taking partial or completed actual inventory, if there is such a situation: Actual inventory taking process has been completed. (Dec. 31, 2001: Actual inventory taking process had been completed.)

11- The amount of goods and services sales under the situation of sale of products, scrap metal and remnants and sale of services that are within the domestic and international sales item, exceeding 20% of gross sales: Does not exist. (Dec. 31, 2001: Does not exist)

12- Information on the incentives and subventions regarding company sales, if there are any: Does not exist. (Dec. 31, 2001: Does not exist)

13- Note to the amounts and sources of the revenue, profits, expenses and losses for the previous period:

The TL 691 2001 loss of the Tübitak MAM Branch, which was consolidated on Dec. 31, 2001, is registered under the previous term loss and expenses account of the current fiscal term. (Dec. 31, 2001: The invoice of TL 167 received in 2001 regarding branch expense)

14- Profit per share, dividend ratios to be stated separately for ordinary and privileged shares (fully stated): Does not exist. (Dec. 31, 2001: Does not exist.)

15- Changes in production of goods and services realized by the company within the period, stated separately for each and every main manufacturing group (Gram):

a) Dec.31, 2002

TYPE	Dec.31, 2002	Dec.31, 2001
8ct	46,488.43	31,806.66
9ct	237,751.63	136,487.16
10ct	120,196.85	214,574.64
14ct	3,592,812.44	3,542,037.77
18ct	3,956,162.04	3,648,699.47
21ct		675.80
22ct	3,083,182.84	3,217,245.13

b) Dec.31, 2001

TYPE	Dec.31, 2001	Dec.31, 2000
8ct	31,806.66	49,149.10
9ct	136,487.16	37,226.51
10ct	214,574.64	120,392.88
14ct	3,542,037.77	3,735,529.18
18ct	3,648,699.47	3,872,353.99
21ct	675.80	
22ct	3,217,245.13	3,743,493.79

16- Changes in sales of goods and services realized by the company within the period, stated separately for each and every main manufacturing group (Gram):

a) Dec.31, 2002

TYPE	Dec.31, 2002	Dec.31, 2001
8ct	53,655.3	42,241.63
9ct	291,895.89	137,449.95
10ct	119,903.34	219,516.20
14ct	3,675,252.64	3,638,119.92
18ct	4,850,751.49	5,335,570.57
21ct	39,286.00	187,477.80
22ct	3,303,139.03	4,012,259.40
24ct	6,073,008.51	6,071,906.55
SILVER	91,573.47	
ALLOY		164,226.48
OTHER		24,550.00

b) Dec.31, 2001

TYPE	Dec.31, 2001	Dec31, 2000
8ct	42,241.63	55,671.40
9ct	137,449.95	65,932.90
10ct	219,516.20	114,795.76
14ct	3,638,119.92	3,908,195.14
18ct	5,335,570.57	4,219,886.75
21ct	187,477.80	996,344.00
22ct	4,012,259.40	5,121,617.29
24ct	6,071,906.55	2,103,781.99
SILVER		1,133.55
ALLOY	164,226.48	194,085.84
ACCESSORY	24,550.00	238,480.00

Independent Auditor's Report of Goldaş Jewellery Industry Import Export Inc. for the Period January 1, 2002 - December 31, 2002

We have audited the balance sheet and income statement of Goldaş Jewellery as of December 31, 2002. Our audit was conducted in accordance with the generally accepted accounting principles and standards and therefore it covers the control of accounting entries related with calculations and transactions and other auditing methods and techniques that we considered necessary.

Fixed assets and intangible assets and shareholders' equity items of the balance sheets are converted to USD by using historical cost method and income-expense items of the income statement are converted to USD by using the monthly average exchange rates. All other items of the financial tables are converted to USD by using the year-end exchange rate.

The company has two branches, which are in AHL Free Zone and Marmara Research Center Technology Free Zone. Tables accompanying the report are prepared in the "consolidated" way to include the revenues and expenses of the free trade zone branches.

The financial statements of the company relating to the year ended December 31, 2001 had been audited by Kapital Yeminli Mali Müşavirlik A.Ş: whose report was qualified as going concern.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Goldaş Jewellery as of December 31, 2002, and the results of their operations, in conformity with the relevant legislation and generally accepted accounting principles which are applied consistently with the previous year's accounting period.

İstanbul, April 01, 2003

KAPİTAL YEMİNLİ MALİ MÜŞAVİRLİK A.Ş.
Correspondent Firm of RSM International

CELAL PAMUKÇU
Authorized Partner Head Auditor

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
BALANCE SHEET AS OF 31 DECEMBER 2002
(USD)

		CURRENT PERIOD 31 December 2002			PREVIOUS PERIOD 31 December 2001		
ASSETS							
I-CURRENT ASSETS				69,572,598			55,436,746
A-Liquid Assets			246,293			236,569	
1-Cash		206,031			218,765		
2-Banks		40,262			17,804		
3-Other Liquid Assets		-			-		
B-Marketable Securities			-			-	
C-Trade Receivables			36,778,884			29,178,335	
1-Customers	Note,11	36,778,884			29,178,335		
2-Notes Receivable		-			-		
3-Deposits and Guarantees Given		-			-		
4-Other Trade Receivables		-			-		
5-Rediscounts On Notes Receivables (-)		-			-		
6-Provision For Doubtful Receivables (-)		-			-		
D-Other Receivables			23,446			47,174	
1-Due from Shareholders		-			-		
2-Due from Subsidiaries		-			-		
3-Due from Associated Companies		-			-		
4-Other Trade Receivables	Note,22	23,446			47,174		
5-Rediscounts on Other Notes Receivables (-)		-			-		
6-Provision For Other Doubtful Receivables(-)		-			-		
E-Inventories	Note,11		32,463,807			25,898,796	
1-Raw Materials and Supplies		2,782,580			2,415,742		
2-Semi Finished Goods		2,252,374			2,003,954		
3-Intermediary Goods		-			-		
4-Finished Goods		2,488,851			2,633,071		
5-Trade Goods		4,639,888			3,218,868		
6-Other Inventories		-			-		
7-Provision for Inventories (-)		-			-296,977		
8-Advances given for Purchases		20,300,114			15,924,138		
F-Other Current Assets	Note,22	60,168	60,168		75,872	75,872	
II-LONG TERM ASSETS				10,283,795			944,558
A-Long Term Trade Receivables			394			881	
1-Customers		-			-		
2-Notes Receivable		-			-		
3-Deposits and Guarantees Given		394			881		
B-Other Long Term Trade Receivables			-				-
C-Financial Long Term Assets			8,396,048			-	
1-Long-Term Securities		-					
2-Prov. for Diminution in the Val. of Long-Term Sec. (-)		-					
3-Participations		8,396,048					
4-Capital Commitments to Participations (-)		-					
5-Prov. for Diminution in the Val. of Participations (-)		-					
6-Subsidaries		-					
7-Capital Commitments to Subsidiaries (-)		-					
8-Provision for Diminution in the Value of Subsidiaries (-)		-					
9-Other Long-Term Financial Assets		-					
D- Long Term Fixed Assets	Note,8,11		691,405			211,683	
1-Land		-			-		
2-Land Improvements		-			-		
3-Buildings		-			-		
4-Machinery and Equipments		636,895			233,005		
5-Motor Vehicles		43,845			50,289		
6-Furniture and Fixtures		599,002			293,199		
7-Other Tangible Fixed Assets		-			-		
8-Accumulated Depreciation (-)		-588,337			-364,810		
9-Construction in Progress		-			-		
10-Advances given for Purchases		-			-		
E-Intangible Fixed Assets	Note,11		1,187,182			726,453	
1-Establishment and Foundation Expenses		5,526			12,516		
2-Rights		139,889			179,669		
3-Research and Development Expenses		913,299			451,367		
4-Other Intangible Fixed Assets		128,468			82,901		
5-Advances to Suppliers		-			-		
F-Other Long Term Assets	Note,22	8,765	8,765		5,541	5,541	
TOTAL ASSETS		79,856,393	79,856,393	79,856,393	56,381,304	56,381,304	56,381,304

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
BALANCE SHEET AS OF 31 DECEMBER 2002
(USD)

		CURRENT PERIOD 31 December 2002			PREVIOUS PERIOD 31 December 2001		
LIABILITIES							
I-SHORT TERM LIABILITIES				25,762,278			21,442,237
A-Financial Liabilities			19,412,806			17,252,889	
1-Bank Loans		19,412,806			17,232,270		
2-Current Maturity Loans and Accrued Int.		-			-		
3-Other Financial Liabilities		-			20,619		
B-Trade Payables			3,653,610			1,960,457	
1-Suppliers	Note,11	3,653,610			1,958,796		
2-Notes Payables		-			-		
3-Deposits and Guarantees Received		-			-		
4-Other Trade Payables		-			1,661		
5-Rediscounts on Notes Payable (-)		-			-		
C-Other Liabilities			49,042			34,038	
1-Due to Shareholders		-			-		
2-Due to Subsidiaries		-			-		
3-Due to Associated Companies		-			-		
4-Accrued Expenses		-			-		
5-Taxes and Other Duties Payable		49,042			34,038		
6-Postponed Payables to Governmental Agencies		-			-		
7-Other Liabilities		-			-		
8-Rediscounts on Notes Payable (-)		-			-		
D-Advances Taken		2,020,638	2,020,638		1,751,866	1,751,866	
E-Provisions for Liabilities and Expenses			626,182			442,987	
1-Provision for Taxes	Note,11	-			-		
2-Provision for Other Debts and Liabilities	Note,22	626,182			442,987		
II-LONG TERM FC PAYABLES				1,232,231			565,860
A-Financial Liabilities			999,029			418,698	
1- Bank Loans		780,679			-		
2- Bonds and Notes Issued		-			-		
3- Other Securities Issued		-			-		
4- Other Financial Liabilities	Note,22	218,350			418,698		
B-Trade Liabilities			-			-	
1-Suppliers		-					
2-Notes Payable		-					
3-Deposits and Guarantees Received		-					
4-Discounts on Notes Payable (-)		-					
5-Other Long-Term Liabilities		-					
C-Other Long Term Payables		-	-			-	
D-Order Advances		-	-			-	
E-Provisions for Debt and Expense			233,202			147,162	
1-Provision for Retirement Pay	Note,11	233,202			147,162		
2-Other Provision for Debt and Expense		-			-		
III-SHAREHOLDERS' EQUITY				52,861,884			34,373,207
A-Share Capital	Note,2,3,4,5	57,995,805	57,995,805		27,901,864	27,901,864	
B-Capital Commitment (-)		-	-			-	
C-Share Premium		234,551	234,551		142,946	142,946	
D-Revaluation Fund			-			3,889	
1-Revaluation of Fixed Assets		-			3,889		
2-Revaluation of Subsidiaries		-			-		
3-Revaluation of Share in Stock Exchange		-			-		
E-Reserves			-17,805,027			1,348,258	
1-Legal Reserve		1,893,712			962,688		
2-Statutory Reserve		-			-		
3-Special Reserve		-			-		
4-General Reserve		-			385,570		
5-Cost Revision Reserve		-			-		
6-Income from Sale of Fixed Assets and Investments to be Added to Share Capital		-			-		
7-Translation Gain/Loss(-) For Balance Sheet		-19,698,739			-13,692,900	-13,692,900	
F-Current Period Income, net		12,436,555	12,436,555		18,669,150	18,669,150	
G-Current Period Loss (-)		-	-			-	
H-Accumulated Losses (-)		-	-			-	
TOTAL LIABILITIES		79,856,393	79,856,393	79,856,393	56,381,304	56,381,304	56,381,304

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
STATEMENT OF INCOME FOR THE 01 JANUARY - 31 DECEMBER 2002
(USD)

		CURRENT PERIOD January 01 - December 31, 2002		PREVIOUS PERIOD January 01 - December 31, 2001	
A-GROSS SALES			178,007,896		181,687,063
1-Domestic Sales		140,003,755		114,921,535	
2-Export Sales		37,567,748		66,170,611	
3-Other Sales		436,394		594,917	
B-SALES DEDUCTIONS (-)			-		-235,905
1-Sales Returns(-)		-		-	
2-Sales Discounts (-)		-		-235,905	
3-Other Deductions (-)		-		-	
C-NET SALES			178,007,896		181,451,158
D-COST OF SALES (-)			-162,318,968		-156,573,248
GROSS INCOME			15,688,928		24,877,910
E-OPERATING EXPENSES (-)			-4,521,447		-3,654,088
1-Research and Development Expenses (-)	Note Bls. 11	-168,835		-29,098	
2-Marketing Selling Expenses(-)	Note Bls. 11	-856,135		-642,573	
3-General Administration Expenses (-)	Note Bls. 11	-3,496,477		-2,982,417	
OPERATION PROFIT			11,167,482		21,223,822
F-OTHER OPERATIONAL INCOME			16,345,181		28,785,746
1-Interest and Other Dividend Income		1,842		15,691	
2-Dividend Inc. from Associated Companies		-		-	
3-Dividend Inc. From Subsidiaries		1,695		-	
4-Other Operational Income	Note Bls.22	16,341,644		28,770,055	
G-OTHER OPERATIONAL EXPENSES (-)			-6,367,221		-10,795,023
H-FINANCIAL EXPENSES (-)			-7,437,225		-16,293,261
1-Financial Expenses (Short Term)(-)	Note,3	-7,437,225		-16,293,261	
2-Financial Expenses (Long Term) (-)		-		-	
OPERATING INCOME			13,708,217		22,921,284
I-EXTRAORDINARY INCOME			24,856		525,213
1-Non Operating Provisions		-		-	
2-Previous Period Income		-		-	
3-Other Extraordinary Income	Note Bls.22	24,856		525,213	
J-EXTRAORDINARY EXPENSE			-454		-764
1-Non Operating Expense (-)		-		-	
2-Previous Period Expense (-)	Note,13	-454		-181	
3-Other Extraordinary Expense (-)	Note Bls.22	-		-583	
INCOME BEFORE TAXATION			13,732,620		23,445,733
K-TAXATION CHARGE			-		-
TRANSLATION LOSS FOR INCOME STATEMENT		-1,296,065	-1,296,065	-4,776,583	-4,776,583
NET INCOME FOR THE PERIOD			12,436,555		18,669,150

ADDRESSES AND TELEPHONES ADDRESSES AND TELEPHONES
AND TELEPHONES ADDRESSES AND TELEPHONES ADDRESSES
ADDRESSES AND TELEPHONES ADDRESSES AND TELEPHONES
AND TELEPHONES ADDRESSES AND TELEPHONES ADDRESSES



REPRESENTATIVES

U.K.: GOLDART (UK) LTD.
100 Hatton Garden, Suite 115/116 London, EC1N 8NX
Tel: 44(20) 7831 7555 ◦ (800) 917 0827 ◦ Fax: 44(20) 7242 2999 ◦ e-mail: goldas.uk@goldas.com

U.S.A.: GOLDART INTERNATIONAL, INC.
1305 Franklin Avenue Suite: 245 Garden City, NY 11530
Tel: 1(516) 294 8370 ◦ (800) 227 7489 ◦ Fax: 1(516) 294 3888 ◦ e-mail: goldas.usa@goldas.com

GERMANY: GOLDAS GmbH
Königsallee 58b 40212 Düsseldorf
Tel: 49(211) 159 7126 - 27 ◦ Fax: 49(211) 159 7128 ◦ e-mail: goldas.de@goldas.com

RUSSIA: GOLDAS LTD.
Russian Federation, Moscow, 103006, Dolgorukovskaya st., Bld. 7 Sadovaya Plaza
Tel: 7(095) 933 1363 ◦ Fax: 7(095) 933 1364 ◦ e-mail: goldas.ru@goldas.com

U.A.E.: GOLDAS (L.L.C.)
Al Mamzar Center, 1st Floor, Office No:3, P.O.Box: 86426 Dubai
Tel: 971(4) 297 8088 ◦ Fax: 971(4) 297 8188 ◦ e-mail: goldas.uae@goldas.com

THAILAND: GOLDAS GENERAL TRADING LTD.
919/527 Jewelery Trade Center Building 45. Floor Silom Road Bangrak, Bangkok 10500 Thailand
Tel: 66(2) 630 3434 ◦ Fax: 66(2) 630 3435 ◦ e-mail: goldas.th@goldas.com

GOLDAŞ STORES

GOLDAŞ NİŞANTAŞI
Rumeli Cad. No:67 Nişantaşı / İstanbul ◦ Tel: 90(212) 291 1850 ◦ e-mail: istanbul1@goldas.com

GOLDAŞ TAKSİM
Sıraselviler Cad. No:3 Taksim - Beyoğlu / İstanbul ◦ Tel: 90(212) 292 8530 ◦ e-mail: istanbul4@goldas.com

GOLDAŞ PROFİLO SHOPPING MALL
Cemal Sahir Cd. 26-28 Z32A Mecidiyeköy / İstanbul ◦ Tel: 90(212) 217 6920 ◦ e-mail: istanbul5@goldas.com

GOLDAŞ GALLERIA SHOPPING MALL
Galleria Alışveriş Merkezi B1 Blok 3/5 Ataköy / İstanbul ◦ Tel: 90(212) 559 1168 ◦ e-mail: istanbul3@goldas.com

GOLDAŞ ŞAŞKINBAKKAL
Bağdat Cad. No: 377 Şaşkınbakkal / İstanbul ◦ Tel: 90(216) 357 5618 ◦ e-mail: istanbul2@goldas.com

GOLDAŞ MİGROS SHOPPING MALL
Migros Alışveriş Merkezi Zemin Kat No:18 Akköprü / Ankara ◦ Tel: 90(312) 541 1245 ◦ e-mail: ankara1@goldas.com

GOLDAŞ ALSANCAK
Cumhuriyet Bulvarı No:217/A Alsancak / İzmir ◦ Tel: 90(232) 463 8114 ◦ e-mail: izmir1@goldas.com

GOLDAŞ SAHARA CENTER
Sahara Center, 1st Level, Unit No: 118, Sharjah / U.A.E. ◦ Tel: 971(6) 531 8010 ◦ e-mail: sharjah1@goldas.com

GOLDAŞ AL MAMZAR CENTER
Al Mamzar Center, Ground Floor Shop No: G 14 Dubai / U.A.E. ◦ e-mail: dubai1@goldas.com

GOLDAŞ CENTRO
Centro Allee 138 46047 Oberhausen Neuemitte Centro Oberhausen ◦ Tel: 49(208) 456 9048 ◦ e-mail: oberhausen1@goldas.com

GOLDAŞ IKEA MEGA CENTER
142770 Moscow Region, Leninsky District, Kaluzhskoe shosse, Commercial Centre "MEGA" ◦ Tel: 7(095) 775 1150 ◦ e-mail: moscow1@goldas.com

GOLDAŞ RAMSTORE-CITY
City of Moscow, 125445 Northern Administrative District, Pravoberezhnaya Str. estate 1 ◦ Tel: 7(095) 775 2906 ◦ e-mail: moscow2@goldas.com

GOLDAŞ JEWELLERY INDUSTRY IMPORT EXPORT INC.
24, Kayalar Sokak Merter, 34010 İstanbul / Türkiye
Tel: 90(212) 637 4000 ◦ (800) 219 6061 ◦ Fax: 90(212) 637 4007-08 ◦ e-mail: goldas.tr@goldas.com

Investor Relations
24, Kayalar Sokak Merter, 34010
İstanbul / Türkiye
Tel: 90 (212) 637 40 00 Ext:162
Fax: 90 (212) 637 40 07-08
e-mail: investorrelations@goldas.com




BVQI
ISO 9002


UKAS

ISE Symbol	GOLDS
ADR Symbol	GDASY
FSE Symbol	GKUA

GOLDAS

www.goldas.com